3:FORM 4   STATES SECURITIES AND EXCHANGE COMMISSION
4: Washington, D.C. 20549    Expires:erJanu
5:TEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
6:Forme5tobligati hours per resp
7:See Instructioa) of the Securities Exchange Act of 19
8: (Print or Type Rt of 1935 or Section 30(f) of the Investment Comp
9:  1. Name and Address o  2. Issuer Name 6. Relationship of Rep
                                                                   (Check all
11: Heffner, Timothy D  Foundry Networks, Inc.
     (Midd 3. I.R.S. I 4. Stateme

                                  Number of  Month/Day
     26342 Ginny Lane             (Voluntary 2/18/2003       Chief Fin'l Officer
    5. If Amen      7. Individual (Check Ap
                                                             or
                                                             Joint/Group
                                                             Filing
   XForm filed by One
21:    Los Altos Hills, CA 94022    Form filed by More th
    (St       (Zi
23:    Table I - Non-Derivative Securities Acquir
24:    R1.iTitle ofeSecuritya se

 Benefic  Dire  Owner
 any   (Ins                     Reporte  (D)   ship
 (Mo  (Mo                            Transac  Indi
           (A)          (Instr.  (Ins  (Inst
                                 Yea  Ye  Code V Amount (D)   Price
    Common Stock    02/18/03  S    15,000.00 D   $9.0600 663,227.00  D
    Common Stock    27,600.00  I   by Daughter


    Common Stock    13,800.00  I   by Son